107



07007483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Trading Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Casey J. Russell CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
MAY 10 2007
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 11 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LEGACY TRADING CO., LLC
301 S. Bryant Avenue, Suite A400
Edmond, OK 73034

April 9, 2007

Casey J. Russell CPA, Inc.
3000 United Founders Blvd., Suite 229
Oklahoma City, OK 73112

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows of Legacy Trading Co., LLC (the Company) as of December 31, 2006, and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of April 9, 2007, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you all -

    a. Financial records and related data.

    b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. There has been no—

a. Fraud involving management or employees who have significant roles in internal control.

b. Fraud involving others that could have a material effect on the financial statements.

7. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

8. The following have been properly recorded or disclosed in the financial statements:

a) Related party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

b) Guarantees, whether written or oral, under which the Company is contingently liable.

c) Significant estimates and material concentrations know to management that are required to be disclosed in accordance with the AICPA's Statement of Position 94-6, *Disclosure of Certain Significant Risks and Uncertainties*.

9. There are no:

a) Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b) We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, and we have not consulted a lawyer concerning litigation, claims or assessments.

c) Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

10. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

11. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

12. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

13. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

14. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows:

It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

b. Securities that cannot be publicly offered or sold unless registration has been effect under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3B of such act have been complied with), that is, restricted stock.

c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

15. In addition, the Company at December 31, 2006, had—

    a. Recorded all securities exchange memberships on the books.

    b. Properly recorded all participation in joint accounts carried by others.

    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

    e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

    f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

16. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by the examining authority.

17. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of the financial statements.

    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

    c. It is the least reasonably possible that the events that could cause the severe impact will occur in the near term.

18. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes.

19. There are no material weaknesses or inadequacies at December 31, 2006, or during the period January 1, 2007 to April 9, 2007, in internal control and control activities for safeguarding securitie3s, and the practices and procedures followed in:

    a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

f. Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

20. Net capital computations, prepared by the Company during the period from January 1, 2007 through February 15, 2007, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

21. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

22. We understand that as part of your audit, you prepared the adjusting journal entries necessary to convert our cash basis records to the accrual basis of accounting and acknowledge that we have reviewed and approved those entries.

23. In regards to any and all nonattest services performed by you, we have:

    a. Made all management decisions and performed all management functions.

    b. Designated a management-level individual with suitable skills, knowledge, or experience to oversee the services.

    c. Evaluated the adequacy and results of the services performed.

    d. Accepted responsibility for the results of the services.

    e. Established and maintained internal controls, including monitoring ongoing activities.

24. As part of your audit, you prepared the draft financial statements and related notes and supplementary information. We have designated a competent management-level individual to oversee your services and have made all management decisions and performed all management functions. We have reviewed, approved, and accepted responsibility for those financial statements and related notes, supplementary information, and schedule of expenditures for federal awards.

We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Signature: 

Title: Pres.

CASEY J. RUSSELL CPA, INC.

3000 United Founders Blvd., Suite 229
Oklahoma City, OK 73112
Telephone (405) 607-8743
Fax (405) 607-8744
E-Mail CaseyCPA@Hotmail.com

Member AICPA & OSCPA


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2007
WASH. D.C.
210
SECTION

April 9, 2007

Legacy Trading Co., LLC
301 S. Bryant Avenue, Suite A400
Edmond, OK 73034

We have audited the financial statements of Legacy Trading Co., LLC (the Company) for the year ended December 31,2006 and have issued our report thereon dated April 9, 2007. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility Under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of the Company. Such considerations are solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note A to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause financial statements to be materially misstated). In our judgment, none of the adjustments we proposed, whether recorded or unrecorded by the Company, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing our audit.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Legacy Trading Co., LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Casey J. Russell CPA, Inc.

LEGACY TRADING CO., LLC


SEC MAIL PROCESSING
RECEIVED
APR 1 0 2007
WASH, D.C.
210
SECTION

AUDITOR'S REPORT AND
FINANCIAL STATEMENTS
For the Year Ending December 31, 2006

TABLE OF CONTENTS

CASEY J. RUSSELL CPA, INC.

3000 United Founders Blvd., Ste. 229
Oklahoma City, OK 73112
Telephone (405) 607-8743
Fax (405) 607-8744
E-Mail CaseyCPA@Hotmail.com **Member AICPA & OSCPA**

INDEPENDENT AUDITOR'S REPORT

Legacy Trading Co., LLC
Oklahoma City, Oklahoma

We have audited the accompanying statement of financial condition of Legacy Trading Co., LLC as of December 31, 2006 and the related statements of income and members' capital, cash flows and supporting schedules for the year then ended. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Trading Co., LLC as of December 31, 2006 and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



April 9, 2007

Legacy Trading Co., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
Balance Sheet
December 31, 2006

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	3,473.92
Securities owned at Market		9,693.00
Accounts Receivable - Clearing Firm		32,710.77
Prepaid Expenses		724.90
Total Current Assets		46,602.59
Property and Equipment		
Automobiles		21,159.00
Office Furniture and Equipment		21,651.82
Less: Accumulated Depreciation		(24,486.10)
Total Property and Equipment		18,324.72
Cash in Clearing Accounts		196,203.17
TOTAL ASSETS	$	261,130.48

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES		
Accounts Payable	$	5,451.44
Due to Broker/Dealer		20,198.01
Current Portion of Long Term Debt		3,948.33
Total Current Liabilities		29,597.78
NONCURRENT LIABILITIES		
Notes Payable		11,697.13
Total Noncurrent Liabilities		11,697.13
TOTAL LIABILITIES		41,294.91
MEMBERS' CAPITAL		
Members' Capital		219,835.57
Total Members' Capital		219,835.57
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	261,130.48

The accompanying notes are an integral part of the financial statements.

Legacy Trading Co., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
Statement of Income
For Year Ending December 31, 2006

Revenues		
Inventory Trading Profit	$	461,786.12
Interest Income		16,254.90
Miscellaneous Income		4,912.24
Total Revenues		482,953.26
Cost of Sales		
SAL Clearing Charges		107,140.41
Total Cost of Funds		107,140.41
Operating Expenses		
Trade Fees		7,500.00
Telephone		1,861.42
Auto Lease		8,678.40
Bank Service Charges		832.70
Communications-Quotes		24,624.48
Depreciation		9,676.43
Dues & Subscriptions		13,992.16
Insurance-Bond		885.00
Registration Expenses		15,010.76
Licenses & Permits		665.12
Maintenance & Repairs		252.42
Management Fees		359,100.00
Legal & Accounting		23,763.69
Meals & Entertainment		802.50
Miscellaneous Expense		1,200.00
Interest Expense		7,044.37
Office Supplies		552.25
Rent Expense		1,600.00
Total Operating Expenses		478,041.70
Net Income (Loss)	$	(102,228.85)

The accompanying notes are an integral part of the financial statements.

Legacy Trading Co., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
Statement of Members' Capital
For Year Ending December 31, 2006

Balance at Beginning of Year	$	322,064.42
Contributions		0.00
Net Loss for the year		(102,228.85)
Balance at End of Year	$	219,835.57

The accompanying notes are an integral part of the financial statements.

Legacy Trading Co., LLC
(a wholly owned subsidiary of Legacy Trading Co., Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$(102,228.85)
Depreciation and Amortization	9,676.43
(Increase) Decrease in Securities Owned	355,821.80
(Increase) Decrease in Accounts Receivable	(30,370.62)
(Increase) Decrease in Cash in Clearing Accounts	260,348.04
(Increase) Decrease in Prepaid Expense	(724.90)
Increase (Decrease) in Accounts Payable	(4,211.46)
Increase (Decrease) in Due to Broker/Dealer	(488,095.59)
Net Cash Provided By (Used in) Operating Activities	214.85
CASH FLOWS FROM INVESTING ACTIVITIES	
Principal Payments on Loans	(59,152.17)
Adjustment to Fixed Assets	49,108.33
Net Cash Provided By (Used In) Investing Activities	(10,043.84)
Net Increase (Decrease) in Cash and Cash Equivalents	(9,828.99)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	13,302.91
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 3,473.92

Supplemental Information:

Interest Paid During the Year	$ 7,044.37

The accompanying notes are an integral part of the financial statements.

LEGACY TRADING CO., LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ending December 31, 2006

NOTE 1 – ORGANIZATION AND HISTORY

The Company was organized on February 17, 1999 as a limited liability company under the laws of the State of Oklahoma. Any tax liability that is generated is passed through to the members. It is a registered broker/dealer which trades for its own account with no retail customers.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Securities owned are valued at market with offsetting adjustments reflected in operations. All securities consist of equities. Cost of the securities as of December 31, 2006 was $16,932 and fair market value was $9,693.

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The Company is treated as a partnership for income tax purposes. No provision for federal or state income taxes is made in the accompanying financial statements since a partnership is not subject to income taxes. The members are required to include their proportionate share of income in their own income tax returns.

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Company considers all cash and highly liquid debt instruments with maturities of three months or less when acquired to be cash equivalents with the exception of monies on deposit with the Company's clearing firm. Monies on deposit with the clearing firm are restricted.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year, the Company paid management fees totaling $359,100 to its holding company.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had excess net capital of $98,437 as shown below. The aggregate indebtedness to net capital was .45 to 1.

Minimum capital required	$ 100,000
Net capital	198,437
Excess	$ 98,437

NOTE 5 - CONCENTRATION OF CREDIT

As of December 31, 2006, the Company had on deposit with its clearing firm $196,203. These monies are not covered by SIPC insurance. The Company also had accounts receivable due from the same clearing firm of $3,260. The Company owed the clearing firm $20,198. The net concentration of monies owed to the clearing firm by the Company as of December 31, 2006 was $22,206.

NOTE 6 – NOTES PAYABLE

As of December 31, 2006, the Company had a note payable to Citizens Bank of Edmond.

The note is for a Dodge truck. The loan was issued in June, 2005 in the amount of $21,159 with an interest rate of 5.990%. Monthly payments are due in the amount of $409.87. The maturity date is July, 2010. The principal balance as of December 31, 2006 was $15,645.46. Collateral for this obligation is the vehicle. Principal and interest due on this obligation for the next five years till maturity is as follows:

	Principal	Interest
2007	3,948.33	970.11
2008	4,233.77	684.67
2009	4,539.81	378.63
2010	2,923.55	70.78
Total	$ 15,645.46	$ 2,104.19

LEGACY TRADING CO., LLC
SUPPLEMENTAL INFORMATION RELATING
TO THE FINANCIAL STATEMENTS
December 31, 2006

STATEMENT RELATING TO THE EXEMPTIVE PROVISION OF RULE 15c-3-1.

The Company is exempt from Rule 15c-3-1 under paragraph (k)(2)(I). The Company does not receive funds or securities for customers.

STATEMENT OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1.

The Company is exempt from the possession and control requirements of Rule 15c3-1 under paragraph (k)(2)(I). The Company had no customers' fully paid securities or excess margin securities that required possession or control, as defined under Rule 15c3-3, as of December 31, 2006.

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2006

Total equity from balance sheet	$	219,836
Deduct non-allowable assets		
Property and equipment		19,819
	$	200,017
Other deductions or allowable credits		
Accounts receivable and non-allowable inventory		-
Net capital before haircuts on security positions	$	200,017
Haircuts on securities		
Options		1,580
		1,580
Net capital	$	198,437
Minimum dollar net capital requirement of reporting broker/dealers		100,000
Excess or deficiency of net capital	$	98,437

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
RECONCILIATION OF AUDITED WITH UNAUDITED
COMPUTATIONS OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2006

Net capital per unaudited Focus Report	$	220,055
Adjustments to unaudited statements		(169)
Net capital per audited statements	$	219,886

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2006

	Unaudited Statements	Adjustments	Audited Statements
Cash, Securities and Clearing Accounts	$ 242,806	$ -	$ 242,806
Property and equipment	18,325	-	18,325
	$ 261,130	$ -	$ 261,130
Current liabilities	$ 41,125	$ 169	$ 41,294
Members' capital	220,005	(169)	219,836
	$ 261,130	$ -	$ 261,130

CASEY J. RUSSELL CPA, INC.

3000 United Founders Blvd., Ste. 229
Oklahoma City, OK 73112
Telephone (405) 607-8743
Fax (405) 607-8744
E-Mail CaseyCPA@Hotmail.com **Member AICPA & OSCPA**

AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Legacy Trading Co., LLC
Oklahoma City, Oklahoma

In planning and performing our audit of the financial statements and supplemental schedules of Legacy Trading Co., LLC for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(I) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Legacy Trading Co., LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against lost from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we note the following matter involving the control environment and its operation that we consider to be material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Legacy Trading Co., LLC for the year ended December 31, 2006 and this report does not affect our report thereon dated April 9, 2007.

> There was an inadequate segregation of duties among personnel involved in the accounting function due to the small size of the Company. Corrective action is not practical under the circumstances.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives except for the item noted above.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cary J. Lunell CPA Inc.

April 9, 2007

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